Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges	Year ended December 31,
	2016	2015	2014	2013	2012
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$62,839	$48,648	$46,288	$37,419	$31,838
Fixed charges excluding deposits and preferred stock dividends:	8,206	6,015	4,764	4,402	7,815

Subtotal	71,045	54,663	51,052	41,821	39,653
Interest on deposits	10,512	5,755	5,064	6,089	8,344

Total	$81,557	$60,418	$56,116	$47,910	$47,997

Fixed charges:
Interest excluding deposits	$7,135	$5,118	$3,873	$3,568	$7,102
Interest component on rentals*	1,071	897	891	834	713
Preferred stock dividends	—	—	—	—	620

Subtotal	8,206	6,015	4,764	4,402	8,435
Interest on deposits	10,512	5,755	5,064	6,089	8,344

Total	$18,718	$11,770	$9,828	$10,491	$16,779

Ratio of earnings to fixed charges:
Excluding interest on deposits	8.66	9.09	10.72	9.50	4.70
Including interest on deposits	4.36	5.13	5.71	4.57	2.86

*	Interest component on rentals estimated to be one-third of rentals.